EXHIBIT 99.1

NEWS RELEASE TSX: ELD NYSE: EGO	April 5, 2023

Eldorado Gold Closes €680 million Project Financing Facility for the Development of Skouries

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or the “Company”) and its wholly-owned subsidiary, Hellas Gold Single Member S.A. (“Hellas”), are pleased to announce that Hellas has satisfied all necessary precedent conditions and has closed its previously announced €680 million project financing facility (the “Facility”) for the development of the Skouries Project in Northern Greece (“Skouries” or the “Project”).

The Facility is structured to provide 80% of the funding required to complete the Project, with the remaining 20% to be funded by the Company. Hellas contributed €31.2 million (approximately US$34.0 million) from January 2022 through to the end of March 2023, on early works activities at Skouries, which will be applied as a credit towards the Company’s equity commitment per the terms of the Facility. The Company’s equity commitment for the Project is backstopped by a letter of credit in the amount of €190 million issued under the Company’s revolving credit facility. The letter of credit will be reduced Euro for Euro as the Company invests further in the Project.

As noted in the Company’s December 15, 2022, news release, in accordance with the terms of the Facility, Hellas has entered into a secured hedging program that covers gold and copper prices, an interest rate swap and US dollar to Euro exchange rate arrangements. The key terms of the hedging program are as follows:

1. Limited forward sales for delivery on June 30, 2026, as follows:

•	Gold: 32,000 ounces of gold at a forward price of US$2,160 per ounce; and
•	Copper: 6,160 tonnes of copper at a forward price of US$8,525 per tonne.

2. Hellas has entered into an interest rate swap covering 70% of the variable interest rate exposure, per the terms of the Facility. Details of the interest rate swap are as follows:

Term	Term Detail
Interest Payment Frequency	6 months
Floating Index	6-month Euribor
Tenor	9 years
Effective Date	April 6, 2023
Maturity Date	December 31, 2032
Fixed Rate	3.11%

3. Hellas has entered into foreign exchange hedging arrangements to fix the US dollar to Euro exchange rate for a portion of the Facility repayments:

Delivery Dates	Euro Notional	Forward Rate
June 30, 2026	17,000,000	1.1362
December 31, 2026	17,000,000	1.1393
June 30, 2027	17,000,000	1.1423
December 31, 2027	17,000,000	1.1455
June 30, 2028	17,000,000	1.1487
December 29, 2028	17,000,000	1.1521
June 29, 2029	17,000,000	1.1554
December 31, 2029	17,000,000	1.1587
June 28, 2030	11,350,000	1.1619
December 31, 2030	11,350,000	1.1655
June 30, 2031	11,350,000	1.1688
December 31, 2031	11,350,000	1.1722
June 30, 2032	11,350,000	1.1755
December 30, 2032	11,350,000	1.1787

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About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Philip Yee, EVP and Chief Financial Officer

604.687 4018 or 1.888.353.8166

philip.yee@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs

604.757 5573 or 1.888.353.8166

louise.mcmahon@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “believes”, “budgets”, “commitment”, “confident”, “estimates”, “expects”, “forecasts”, “intends”, “plans”, “potential”, “prospective”, or “schedule” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.

Forward-looking statements or information contained in this press release include, but are not limited to, statements or information with respect to: the total funding requirements for the Project, including the sources thereof; the drawdown of the proceeds of the Facility, including the timing thereof; the Company’s ability to fund the remaining 20% equity funding commitment, the Company’s hedging strategy; risk factors affecting our business; our expectations as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold and copper price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

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We have made certain assumptions about the forward-looking statements and information, including assumptions about: the total funding required to complete the Project; our ability to meet our timing objectives for drawdown of funds under the Facility and to provide our equity commitment; our ability to execute our plans relating to Skouries, including the timing thereof; our ability to obtain all required approvals and permits; cost estimates in respect of Skouries; no changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in, including at Skouries; how the worldwide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this press release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: increases in financing costs or adverse changes to the Facility and our revolving credit facility; failure or delays to receive necessary approvals or otherwise satisfy the conditions to the drawdown of the Facility; the proceeds of the Facility not being available to the Company or Hellas; ability to execute on plans relating to Skouries, including the timing thereof, ability to achieve the social impacts and benefits contemplated; inability to meet production guidance; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks, including our ability to further draw under our revolving credit facility; development risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of our properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

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